FILED BY SILICON GAMING, INC. (COMMISSION FILE NO. 0-28294) PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933. IN ADDITION, SILICON GAMING, INC. DEEMS THIS COMMUNICATION TO BE FILED UNDER RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934.

1. On December 19,2000, Silicon Gaming, Inc., and International Game Technology (COMMISSION FILE NO. 001-10684), jointly issued the following press release:

                        [SILICON GAMING, INC. LETTERHEAD]

FOR INFORMATION CONTACT:

SILICON GAMING, INC.
Andrew Pascal, CEO (Investor Relations)
(650) 842-9000

INTERNATIONAL GAME TECHNOLOGY
Investor Relations
9295 Prototype Drive
Reno, Nevada 89511
Tel: (775) 448-0880
Fax: (775) 448-1137

FOR IMMEDIATE RELEASE

SILICON GAMING AND INTERNATIONAL GAME TECHNOLOGY ANNOUNCE DEFINITIVE AGREEMENT REGARDING MERGER TRANSACTION

PALO ALTO, CALIFORNIA, December 19, 2000 - Silicon Gaming, Inc. (OTCBB: SGIC.OB) and International Game Technology (NYSE: IGT) announced today that they have entered into a definitive agreement pursuant to which Silicon would be merged into a subsidiary of International Game Technology in a cash-for-stock merger. The consummation of the merger is subject to stockholder approval, gaming regulatory approvals, third-party consents and the satisfaction of other closing conditions. Either party may terminate the agreement if the merger has not been consummated by May 30, 2001.

Under the terms of the proposed transaction, the total consideration paid by International Game Technology would be approximately $45 million. The amount paid would be increased by the amount of certain Silicon current assets on hand at closing and reduced by the amount of all indebtedness and other liabilities of Silicon at closing, including any unpaid Silicon transaction expenses.

After giving effect to the conversion of Silicon's preferred stock and the exercise of outstanding options and warrants, it is anticipated that there would be in excess of 285 million shares of common stock outstanding at the time of closing of the proposed transaction. Based upon Silicon's current assumptions, it is estimated that Silicon stockholders (including holders of preferred stock who would participate on an "as converted" basis) would receive approximately $0.0825 to $0.0950 per share. This estimate is based on a number of
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uncertainties, and there can be no assurance that the amount of per share merger consideration will fall within the estimated range set forth above.

As part of the proposed transaction, Silicon has agreed that prior to the closing of the proposed merger, it will dispose of its shares of WagerWorks, Inc. ("WagerWorks"), a majority-owned subsidiary of Silicon, other than a number of shares that would equal 4.9% of WagerWorks on a fully-diluted basis. Silicon is evaluating various options regarding the disposition of its shares of WagerWorks. The estimated per-share proceeds stated above do not include any estimated amounts to be received from the sale of the shares of WagerWorks, if any. When and if the sale of the shares of WagerWorks is consummated, the per share consideration paid to stockholders of Silicon (including holders of preferred stock who would participate on an "as converted" basis) estimated in the previous paragraph could increase. WagerWorks is a privately held company and there is no trading market for its shares. We cannot predict with any certainty what the selling price of those shares will be.

Silicon engaged US Bancorp Libra, a division of US Bancorp Investments, Inc., to analyze the fairness of the transaction from a financial point of view. US Bancorp Libra delivered an opinion that the proposed merger transaction was fair to the equity holders of Silicon, taken as a whole, from a financial point of view.

THIS MATERIAL IS NOT A SUBSTITUTE FOR THE PROXY STATEMENT SILICON WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THAT DOCUMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. THE PROXY STATEMENT AND OTHER DOCUMENTS FILED BY SILICON WILL BE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV) AND FROM SILICON.

SILICON, ITS DIRECTORS, AND CERTAIN OF ITS EXECUTIVE OFFICERS MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. INFORMATION CONCERNING SILICON'S DIRECTORS AND EXECUTIVE OFFICERS CAN BE FOUND IN THE DOCUMENTS FILED BY SILICON WITH THE SEC. CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF SILICON MAY HAVE DIRECT OR INDIRECT INTERESTS IN THE MERGER DUE TO SECURITIES HOLDINGS AND VESTING OF OPTIONS. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE SOLICITATION WILL BE CONTAINED IN THE PROXY STATEMENT.

Silicon Gaming, Inc. designs and manufactures a full line of innovative wagering products, including the "Family Feud Wagering Attraction," and an extensive library of game applications including "Phantom Belle," "Banana-Rama," "Eureka," "Cash Cruise," "TopHat 21" and "Hot Reels." Headquartered in Palo Alto, California, Silicon Gaming's common stock is traded on the OTC Electronic Bulletin Board under the symbol SGIC.OB. For more information on Silicon Gaming, visit the company's website at www.silicongaming.com.

IGT is a world leader in the design, development and manufacture of microprocessor-based gaming products and software systems in all jurisdictions where gaming is legal. For more information on International Game Technology, visit the company's web site at www.IGT.com.

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                           FORWARD LOOKING STATEMENTS

Statements in this release which are not historical facts, including statements regarding the terms of the proposed transaction described herein and the amount of net proceeds expected to be available for distribution to shareholders, are "forward looking" statements under the Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties, including: risks associated with negotiating and documenting a merger transaction; uncertainty of consummating the transaction; uncertainty of obtaining stockholder approval; risk of failure to obtain necessary regulatory approvals, including gaming regulatory approvals; risk of failure to obtain necessary consents from third parties; uncertainty generally associated with the operation of the business of Silicon and in particular the financial condition of the company; uncertainty regarding the amount of proceeds expected to be available for distribution to stockholders; and uncertainty of the proceeds to be received from the disposition of the shares of WagerWorks, if any.

More information on factors that could affect the business and financial results of International Game Technology and Silicon are included in their respective Annual Reports on Form 10-K and in their other public filings made with the Securities and Exchange Commission.

2. THIS MATERIAL IS NOT A SUBSTITUTE FOR THE PROXY STATEMENT SILICON WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THAT DOCUMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. THE PROXY STATEMENT AND OTHER DOCUMENTS FILED BY SILICON WILL BE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV) AND FROM SILICON.

SILICON, ITS DIRECTORS, AND CERTAIN OF ITS EXECUTIVE OFFICERS MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. INFORMATION CONCERNING SILICON'S DIRECTORS AND EXECUTIVE OFFICERS CAN BE FOUND IN THE DOCUMENTS FILED BY SILICON WITH THE SEC. CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF SILICON MAY HAVE DIRECT OR INDIRECT INTERESTS IN THE MERGER DUE TO SECURITIES HOLDINGS AND VESTING OF OPTIONS. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE SOLICITATION WILL BE CONTAINED IN THE PROXY STATEMENT.

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